

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED MARCH 31, 2017

WINNIPEG, CANADA – (May 24, 2017) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the quarter ended March 31, 2017.

Quarter Ended March 31, 2017 Highlights:

- Recorded net revenue of $8.7 million during the quarter ended March 31, 2017 compared to $6.1 million for the quarter ended March 31, 2016, an increase of 43%;

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)[1] for the quarter ended March 31, 2017 was negative $1.5 million compared to EBITDA of $2.1 million for the quarter ended March 31, 2016;

- Net loss for the quarter ended March 31, 2017 was $5.1 million, compared to net income of $792,000 for the quarter ended March 31, 2016;

Financial Results

Net revenues for the quarter ended March 31, 2017 were $8.7 million compared to $6.1 million for the quarter ended March 31, 2016, an increase of 43%. Net revenue from the sale of AGGRASTAT for the quarter ended March 31, 2017 was $7.0 million compared to $6.1 million for the quarter ended March 31, 2016, an increase of 16%. Net revenues for the three months ended March 31, 2017 include $1.7 million in revenue from the Apicore business, which was acquired on December 1, 2016.

The increase in AGGRASTAT revenue compared to the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT and the increase in market share held by the product. The Company's commercial team continues to work on expanding its customer base. For the quarter ended March 31, 2017, the Company experienced its highest level of AGGRASTAT hospital demand in the history of owning the product. Hospital demand exceeded wholesale demand due to reductions in inventory levels within the wholesale channel. During this period, wholesalers adjusted their target days-on-hand range from 25-30 to 15-20 days.

In regards to revenues from the Apicore business it is important to note that historically Apicore's revenues have been significantly lower in the first quarter of each year when compared to the remainder of the year.

Adjusted EBITDA for the quarter ended March 31, 2017 after adjusting for $61,000 of share-based compensation (a non-cash expense item) was negative $1.5 million compared to adjusted EBITDA of $2.1 million for the quarter ended March 31, 2016 after adjusting for $100,000 of share-based compensation (a non-cash expense item) and $251,000 relating to on-going costs pertaining to the one-time sNDA filing.

Net loss for the quarter ended March 31, 2017 was $5.1 million or $0.33 per share, compared to net income of $792,000 or $0.05 per share for the quarter ended March 31, 2016. The net loss primarily relates to the acquisition of Apicore, which has historically had significantly lower revenues in the first quarter of each fiscal year when compared to the remaining quarters. The Apicore business resulted in higher cost of goods sold by $2.1 million, selling general and administration expenses by $1.6 million and research and development expenses by $4.0 million during the quarter ended March 31, 2017. The Apicore research and development expenses include $2.9 million of amortization relating to property, plant and equipment and intangible assets. As well, finance expense increased due to interest on the loan from Crown Capital, which was obtained by the Company in November 2016. Expenses relating to the AGGRASTAT business also increased with selling, general and administration expenses increasing for the quarter ended March 31, 2017 by approximately $400,000 due to staff additions resulting in higher personnel expenses, and higher selling costs associated with the growth in the AGGRASTAT business. Research and development expenses increased by $502,000 as a result of costs associated with the Company's development of additional cardiovascular products.

At March 31, 2017, the Company had unrestricted cash totaling $10.5 million compared to $12.3 million as of December 31, 2016. The decrease in cash is due to the net loss, after adjusting for non-cash items, higher interest payments made during the quarter relating to the debt obtained in November 2016 and the acquisition of 145,000 Class E common shares of Apicore during the quarter. Cash used in operating activities for the quarter ended March 31, 2017 were $834,000 compared to cash flows from operating activities of $4.8 million for the quarter ended March 31, 2016.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

[1] The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarters ended March 31, 2017 and 2016 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Reminder for the Conference Call Tomorrow

Conference Call Info:

Topic: Medicure's Q1 Results
Call date: Thursday, May 25, 2017
Time: 7:30 AM Central Time (8:30 AM Eastern Time)
Canada toll-free: 1 (888) 465-5079   Canada toll: 1 (416) 216-4169
United States toll-free: 1 (888) 545-0687
Passcode: 8196 147#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. Additionally, Medicure holds a majority interest in Apicore. For more information on Medicure please visit www.medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Clinical Experience
In clinical studies with the HDB regimen, Aggrastat was administered in combination with aspirin, clopidogrel and heparin or bivalirudin to over 8,000 patients for typically ≤24 hours.

Contraindications
Known hypersensitivity to any component of Aggrastat History of thrombocytopenia with prior exposure to Aggrastat Active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions
Aggrastat can cause serious bleeding. If bleeding cannot be controlled discontinue Aggrastat. Thrombocytopenia: Discontinue Aggrastat and heparin.

Adverse Reactions
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information.

About Apicore

Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients ("APIs") and pharmaceuticals, including over 15 Abbreviated New

Drug Applications ("ANDAs"), one of which, is partnered with Medicure. Apicore manufactures over 100 different API's, including over 35 for which Drug Master Files have been submitted to the FDA and 16 that are approved for commercial sale in the U.S. by customers of Apicore. Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API's for many U.S. and international generic and branded pharmaceutical companies. Apicore has two FDA-approved facilities. In the U.S., the Somerset, New Jersey facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
(unaudited)

	March 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash and cash equivalents	$ 10,508,035	$ 12,266,177
Cash held in escrow	-	12,809,072
Accounts receivable	8,386,045	17,200,778
Inventories	12,559,244	12,176,644
Prepaid expenses	1,705,262	759,077
Total current assets	33,158,586	55,211,748
Non-current assets:		
Property, plant and equipment	10,560,561	10,300,639
Goodwill	47,025,886	47,485,572
Intangible assets	97,370,195	100,864,817
Other assets	168,066	161,891
Deferred tax assets	694,214	701,000
Total non-current assets	155,818,922	159,513,919
Total assets	$ 188,977,508	$ 214,725,667
Liabilities and Equity		
Current liabilities:		
Short-term borrowings	$ 1,378,147	$ 1,383,864
Accounts payable and accrued liabilities	13,169,000	17,242,366
Current income taxes payable	633,623	504,586
Deferred revenue	1,150,364	1,161,608
Current portion of finance lease obligations	88,377	89,241
Current portion of long-term debt	2,484,449	2,883,752
Current portion of royalty obligation	1,882,575	2,019,243
Derivative option on Apicore Class C shares	32,582,506	32,901,006
Liability to repurchase Apicore Class E shares	1,997,453	2,700,101
Total current liabilities	55,366,494	60,885,767
Non-current liabilities		
Long-term debt	56,263,099	68,180,424
Finance lease obligations	209,614	242,449
Royalty obligation	3,630,985	3,666,479
Due to vendor	2,843,755	2,759,507
Fair value of Apicore Series A-1 preferred shares	1,738,536	1,755,530
Other long-term liabilities	137,702	133,999
Deferred tax liabilities	35,818,190	38,142,775
Total non-current liabilities	100,641,881	114,881,163
Total liabilities	156,008,375	175,766,930

Condensed Consolidated Interim Statements of Financial Position (continued)
(expressed in Canadian dollars)
(unaudited)

	March 31, 2017	December 31, 2016
Equity:		
Share capital	124,960,997	124,700,345
Warrants	2,011,652	2,020,152
Contributed surplus	6,645,197	6,756,201
Accumulated other comprehensive (loss) income	(414,178)	681,992
Deficit	(102,365,478)	(97,289,953)
Total equity attributable to shareholders of the company	30,838,190	36,868,737
Non-controlling interest	2,130,943	2,090,000
Total equity	32,969,133	38,958,737
Commitments and contingencies		
Subsequent events		
Total liabilities and equity	$ 188,977,508	$ 214,725,667

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in Canadian dollars)
(unaudited)

Three months ended March 31		2017		2016
Revenue, net				
AGGRASTAT®	$	**7,013,396**	$	6,068,864
Active Pharmaceutical Ingredients		**1,693,690**		-
Total Revenue, net		**8,707,086**		6,068,864
Cost of goods sold		**2,649,091**		874,494
Gross Profit		**6,057,995**		5,194,370
Expenses				
Selling, general and administrative		**5,228,193**		3,166,165
Research and development		**5,263,529**		807,297
		10,491,722		3,973,462
(Loss) income before the undernoted		**(4,433,727)**		1,220,908
Other expense:				
Revaluation of long-term derivative		**-**		89,298
		-		89,298
Finance costs (income):				
Finance expense, net		**2,158,865**		346,880
Foreign exchange gain, net		**(361,149)**		(6,920)
		1,797,716		339,960
Net (loss) income before taxes	$	**(6,231,443)**	$	791,650
Income taxes (expense) recovery				
Current		**(133,255)**		-
Deferred		**1,289,173**		-
Net (loss) income	$	**(5,075,525)**	$	791,650
Translation adjustment		**(1,116,098)**		(479,027)
Comprehensive (loss) income	$	**(6,191,623)**	$	312,623
(Loss) Earnings per share:				
Basic	$	**(0.33)**	$	0.05
Diluted	$	**(0.33)**	$	0.05
Weighted average shares outstanding:				
Basic		**15,538,859**		14,596,006
Diluted		**15,538,859**		16,673,117

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited)

For the three months ended March 31	2017	2016
Cash (used in) provided by:		
Operating activities:		
Net (loss) income for the period	$ **(5,075,525)**	$ 791,650
Adjustments for:		
Current income tax expense	**133,255**	-
Deferred income tax recovery	**(1,289,173)**	-
Amortization of property and equipment	**388,363**	19,005
Amortization of intangible assets	**2,505,697**	420,547
Share-based compensation	**60,871**	140,060
Finance expense, net	**2,158,865**	346,880
Unrealized foreign exchange (gain) loss	**(364,289)**	6,750
Revaluation of long-term derivative	**-**	89,296
Change in the following:		
Accounts receivable	**7,882,110**	6,642,899
Inventories	**(382,600)**	(200,383)
Prepaid expenses	**(946,185)**	667,510
Other assets	**(6,175)**	-
Accounts payable and accrued liabilities	**(4,073,366)**	(3,769,282)
Deferred revenue	**(11,244)**	-
Other long-term liabilities	**3,703**	-
Interest paid	**(1,423,431)**	(57,720)
Royalties paid	**(395,146)**	(305,846)
Cash flows (used in) from operating activities	**(834,270)**	4,791,368
Investing activities:		
Acquisition of Class E common shares of Apicore	**(935,595)**	-
Acquisition of property and equipment	**(356,893)**	(51,248)
Cash flows used in investing activities	**(1,292,488)**	(51,248)
Financing activities:		
Exercise of stock options	**130,148**	246,812
Exercise of Apicore stock options	**122,471**	-
Exercise of warrants	**11,000**	-
Repayment of long-term debt	**(12,655,040)**	(416,667)
Decrease in cash in escrow	**12,809,072**	-
Finance lease payments	**(40,178)**	-
Repayment of short-term borrowings	**(5,717)**	-
Cash flows from (used in) financing activities	**371,756**	(169,855)
Foreign exchange gain on cash held in foreign currency	**(3,140)**	(170)
(Decrease) increase in cash	**(1,758,142)**	4,570,095
Cash and cash equivalents, beginning of period	**12,266,177**	3,568,592
Cash and cash equivalents, end of period	$ **10,508,035**	$ 8,138,687